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                             September 19, 2022

       Bob R. Simpson
       Chief Executive Officer
       MorningStar Partners, L.P.
       400 West 7th Street
       Fort Worth, Texas 76102

                                                        Re: MorningStar
Partners, L.P.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
1, 2022
                                                            CIK 0001559432

       Dear Mr. Simpson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 10, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your revised disclosure in response to prior comment 2 that you believe the low decline nature of your
reserves and the relatively low cost to maintain production
                                                        combined with your zero
to low leverage profile will allow you to distribute a "substantial portion" of your cash
flow from operations each quarter to your unitholders. We also note your revised disclosure
on page 136 that your primary business objective is to distribute a substantial portion of
your cash flow from operations to your unitholders each quarter and, over time, to increase
your quarterly cash distributions. Please revise your disclosure to
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany 19,
September NameMorningStar
              2022            Partners, L.P.
September
Page 2    19, 2022 Page 2
FirstName LastName
         explain how you define    substantial portion    of your cash flow
from operations each
         quarter, and how this relates to your cash distribution policy described on page 79.
2.       We have read the three proved reserve reports filed with Amendment No.
1 as
         Exhibit 99.1 (SEC prices, as of December 31, 2021), Exhibit 99.2 (SEC prices, as of July
         31, 2022) and Exhibit 99.3 (NYMEX strip prices, as of August 1, 2022). We also note your updated SEC and NYMEX proved reserves and the related estimates of PV-10 are disclosed throughout your filing as of August 1, 2022. Please note SEC reserve evaluations, based on historical average prices and costs, provide an estimate of reserves using an effective date "as of the end of a time period," e.g. as of July 31, 2021. The optional disclosure of NYMEX reserve evaluations, based on forecasted future prices and costs, may provide an estimate of reserves using an effective date "as of the beginning of a time period," e.g. as of August 1, 2022. Please revise your proved reserves disclosures throughout your filing to conform with these "as of" dates. Refer to the disclosure requirements in Item 1202(a) of Regulation S-K.
Risks Inherent in an Investment in Us
Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions, page 65

3. We note your revised disclosure in response to prior comment 11. Please revise to disclose whether the waiver of jury trial provision applies to federal securities law claims.
         If the provision applies to federal securities laws claims, please also clearly state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder.
Business and Properties
Oil, Natural Gas and NGL Data
Proved Undeveloped Reserves (PUDs), page 139

4. We have read your responses to prior comments 17 and 18, but note your revised five-
         year PUD development plan through 2026 on page 140 appears to relate to converting only 16.3 MMBoe of the total 23.3 MMBoe of proved undeveloped reserves as of
         December 31, 2021. Please expand your disclosure to explain why you include additional proved undeveloped reserves for locations not included in your five-year PUD development plan or revise your disclosure to resolve this apparent inconsistency. Refer to Item 1203(d) of Regulation S-K, Rule 4-10(a)(31)(ii) of Regulation S-X, and question
         131.03 in our Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas
         Rules for further clarification or guidance.
Drilling Results, page 144

5. We have read your response to prior comment 19, but note the table on page 145 relating to the activities in progress at December 31, 2021 shows there were no wells in the process of drilling, awaiting or undergoing completion. This appears to be inconsistent
 Bob R. Simpson
FirstName LastNameBob
MorningStar Partners, L.P.R. Simpson
Comapany 19,
September NameMorningStar
              2022            Partners, L.P.
September
Page 3    19, 2022 Page 3
FirstName LastName
         with the disclosure on page F-20 of proved property balances that include costs of $2.4 million at December 31, 2021 related to wells in the process of drilling. Please revise your disclosure as necessary to resolve this apparent inconsistency or tell us why a revision is not needed.
Executive Compensation and Other Information, page 170

6. We note the disclosure in your Summary Compensation Table regarding a stock award in the year ended December 31, 2021. Please provide the disclosure required by Instruction
         1 to Item 402(n)(2)(v) and (n)(2)(vi) with respect to such award. Exhibits

7. The reserve reports filed as Exhibits 99.1, 99.2 and 99.3 refer to additional supplemental information, e.g. Operating Expense (column 22) in the attached tables, an Appendix with reserve criteria of the SEC and the methods employed in estimating reserves, a Table of
         Contents and various Tables I and II, not included with the reports. Please obtain and file revised reports to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.
8. We note disclosure in Exhibit 99.3 indicating that the estimates of reserves and future net revenue based on forward strip pricing were prepared in accordance with the definitions and guidelines set forth in the June 2018 Petroleum Resources Management System
         (PRMS) approved by the Society of Petroleum Engineers (SPE). Please note Item
         1202(b) of Regulation S-K permits the optional presentation of the sensitivity of reserves to different pricing and cost criteria. However, the underlying reserve volumes, excluding the changes to prices and costs, must still comply with the definitions in Rule 4-10(a) of
         Regulation S-X for purposes of disclosure under Subpart 229.1200, including disclosure under Item 1202(b) of Regulation S-K.

         To the extent that the estimates do not meet these requirements, please obtain and file a revised reserve report and revise the disclosure throughout your filing accordingly.
         Alternatively, revise the disclosure in the reserves report filed
Exhibit 99.3 to remove all
         references to definitions and requirement other than those as identified under Item 1201(c)
         of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200.
9. Please expand the disclosure in Exhibit 99.3 to clarify, if true, that the price sensitivity analysis kept all factors, including production forecasts, operating and development costs and the timing for drilling new wells, the same as those used in
Exhibit 99.2, the reserve
         evaluation based on SEC pricing, and the only change relates to the product prices. Refer to Item 1202(b) of Regulation S-K.
10.      The disclosure in Exhibit 99.3 under the section    General Discussion
   includes the
         statement that this letter is for the use of MorningStar Partners L.P. and should not be used, circulated, or quoted for any other purpose without the express written consent of
 Bob R. Simpson
MorningStar Partners, L.P.
September 19, 2022
Page 4
      Cawley, Gillespie & Associates, Inc. or except as required by law.

      Since the referenced report is included in, and required as part of, a filing made with the
      United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of
      Regulation S-K, please obtain and file a revised reserves report to remove language that limits the distribution of the report to an exclusive audience. Furthermore, the revised reserve report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the Securities and Exchange Commission to comply with Item 1202(a)(8)(i) of Regulation S-K.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-
3699 or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura
Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameBob R. Simpson
                                                            Division of
Corporation Finance
Comapany NameMorningStar Partners, L.P.
                                                            Office of Energy &
Transportation
September 19, 2022 Page 4
cc:       Mollie Duckworth, Esq.
FirstName LastName